GOLDEN HOPE MINES LIMITED

NEWS RELEASE

FRANK CANDIDO JOINS BOARD, OPTIONS GRANTED

Toronto, ON – October 10, 2007: **GOLDEN HOPE MINES LTD. (GNH: TSX-V; GOLHF - PK)** Golden Hope Mines is delighted to announce the appointment of Frank Candido as Director and Vice President of the company.

Frank Candido is currently a principal/partner of Optimus Asset Management Inc. ("Optimus"), a Montreal based company that he co-founded in 1994. Optimus is a firm specializing in the financing/consulting of early stage and Micro Cap companies, both private and public.

Mr. Candido has played an extensive role in the restructuring of Golden Hope Mines Ltd. through his extensive contacts in the financial industry, both with institutional investors and high net worth individuals. Mr. Candido is a graduate of Concordia University and McGill University. He has successfully completed his CSC (Canadian Securities Course) and his Series 3 (United States) as a registered Commodity Trading Advisor (CTA).

"We welcome Mr. Candido to the board and as an officer of our growing company. Frank has been an essential part of the restructuring of Golden Hope. His outstanding efforts have helped build shareholder value and visibility in the marketplace, both in Canada and the United States. We look forward to working with him as we develop the Company's projects" said Mr. Louis Hoël president of the company.

In its continuous efforts to hire and retain the highest quality technicians and consultants to its growing team, Golden Hope Mines has issued options to Directors, Officers and consultants of the company at an exercise price of $0.35 for a period of 3 years (3,010,000 were issued to Directors, Officers and IR personnel).

Golden Hope has retained Maplehurst Capital Corporation to provide strategic marketing and corporate communications in the United States. In particular, Maple Hurst will assist Golden Hope Mines in opening productive and continuing dialogue with private investors, analysts, brokers, money managers and other financial professionals. Under the terms of the agreement, Golden Hope Mines will pay Maple Hurst US$2,500 per month for a 12-month initial term, and has granted it a stock option to purchase 200,000 shares at an exercise price of 35 cents for a period of three years.

Richard Hull is the President and CEO of Maplehurst Capital Corporation which he founded in 2004. With offices in New York City and Miami, this Private Investment firm specializes in capital raising, investor relations and financial marketing services for publicly traded companies. Prior to founding Maplehurst, Mr. Hull was the Chief Operating officer at Defiance Capital LLC, a New York based Hedge fund manager. Mr. Hull was a key executive involved in capital raising, strategic management planning, major administrative programs. Before Defiance, Mr. Hull was the Chief operating officer of a Montreal, Canada based research firm named Parenteau Corporation Inc. There, he helped the company become the #1 rated independent research firm by both Investars.com and Business Week magazine.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information regarding Golden Hope Mines Ltd., please refer to the Company's filings available on SEDAR (Http://www.sedar.com) or visit the company's website at www.goldenhopemines.com

Contact:
Louis Hoël,
President
416-521-6362

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